Exhibit 99.3

Press release	Brussels, October 14, 2008

The GDF SUEZ Group has informed the Government that it emphatically protests the preliminary draft for a law which would require the nuclear operators to make a contribution of € 250 million for the 2008 financial year, and that it, should the draft be approved by the parliament, will submit a claim for annulment with the Constitutional Court.

Indeed, the Group considers the very principle behind such a contribution to be contestable, “more specifically because this would be discriminatory, since this measure would affect only the two Belgian generators of nuclear energy and this without the difference in treatment being justified by any objective connection between the measure and the considerations of general interest concerning the generation of nuclear energy.”

Furthermore, and still setting aside the fact that the amount is out of proportion, this measure conflicts with the general principle of lawful expectations, since it is at odds with the general framework that was established by the State and the Group in the commitments made in the autumn of 2006 (Pax Electrica II).

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As for the initiatives that the government is thought to be considering within the framework of the budgetary discussions for 2009, which were concluded overnight, the Group has requested a meeting with the Prime Minister, and the Group will await the results of this meeting before determining its stance and its position both in legal terms and in terms of industrial strategy.

Press contact, Electrabel:

Lut Vande Velde (nl)

(  +32 2 518.63.47

Lut.vandevelde@electrabel.com

Jean-Pascal Bouillon (fr)

(  +32 2 519 35 22

jean-pascal.bouillon@electrabel.com

www.electrabel.com

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